UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2008

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

On September 15, 2008, Lehman Brothers Holdings Inc. (Lehman) filed for protection under Chapter 11 of the federal Bankruptcy Code in the United States Bankruptcy Court in the Southern District of New York.

Portland General Electric Company (PGE or the Company) has an unsecured $400 million revolving credit facility with a group of commercial and investment banks, including Lehman Brothers Bank, a subsidiary of Lehman. Of this amount, $390 million extends to July 2013, with the remaining $10 million maturing in July 2012. As of September 16, 2008, Lehman Brothers Bank's total commitment under the credit facility is $55 million. If Lehman Brothers Bank does not continue to participate in, or ceases to be a party to, the Company's revolving credit facility, the Company will evaluate the need to replace Lehman's participation under the credit facility or to seek additional credit from other banks under separate credit agreements.

PGE is a counterparty with Lehman Brothers Commodity Services Inc. (LBCS), a subsidiary of Lehman, in a small number of the Company's power supply transactions. LBCS's obligations under these transactions are guaranteed by Lehman. As of September 16, 2008, PGE has no significant exposure under the transactions with LBCS.

PGE believes that the Lehman bankruptcy and the possible resulting effects on subsidiaries of Lehman will not have a material adverse effect on the Company.

Information Regarding Forward-Looking Statements

This current report includes forward-looking statements. PGE based these forward-looking statements on its current expectations and projections about future events in light of its knowledge of the facts as of the date of this current report and its assumptions about future circumstances. Forward-looking statements in this report on Form 8-K include statements regarding the outcome of the Lehman bankruptcy and its effect on the Company. Investors are cautioned that such forward-looking statements are subject to risks and uncertainties. The Company assumes no obligation to update any such forward-looking statement. Prospective investors should also review the risks and uncertainties listed in the Company's most recent Annual Report on Form 10-K and the Company's reports on Forms 8-K and 10-Q filed with the Securities and Exchange Commission, including Management's Discussion and Analysis of Financial Condition and Results of Operations and the risks described therein from time to time.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


Date:	September 16, 2008	By:	/s/ James J. Piro
			James J. Piro
			Executive Vice President, Finance
			Chief Financial Officer and Treasurer